Exhibit 99.1

POLYMET MINING CORP.
NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	PricewaterhouseCoopers LLP, Vancouver, BC, Canada ("PwC") Deloitte & Touche LLP, Minneapolis, MN, United States ("Deloitte")

AND TO:	The securities regulatory authorities in each of the provinces of Canada

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("51-102")

Notice is hereby given of a change of the auditor of PolyMet Mining Corp. ("PolyMet" or the "Corporation") pursuant to section 4.11 of NI 51-102.

1.
On August 9, 2019, the board of directors of PolyMet (the "Board") accepted the resignation of PwC as the Corporation's auditor and the Board determined it would recommend the appointment of Deloitte as auditor of the Corporation.

2.
The determination to accept the resignation of PwC and the determination to recommend Deloitte for appointment, in each case as the Corporation's auditor at the Meeting, were considered and approved by both the Corporation's audit committee and the Board.

3.
PwC did not express a modified opinion in any of its reports for: (a) the audits of the two most recently completed fiscal years of PolyMet; or (b) any period subsequent to the two most recently completed fiscal years of PolyMet and ending on August 9, 2019.

4.	No "reportable events" (as defined in section 4.11(1) of NI 51 - 102 ) have occurred.

DATED the 9th day of August, 2019.

POLYMET MINING CORP.

By	/s/ Patrick Keenan
Patrick Keenan
Chief Financial Officer